Date: September 22, 2023	3204-4464 Markham St., Victoria, British Columbia, V8Z 7X8, Canada

To: Alberta Securities Commission

British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
The Office of the Superintendent Securities, Consumer, Corporate and Insurance Services Division,
Office of the Attorney General of Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland & Labrador

Subject: IMMUNOPRECISE ANTIBODIES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 03, 2023
Record Date for Voting (if applicable) :	October 03, 2023
Beneficial Ownership Determination Date :	October 03, 2023
Meeting Date :	November 09, 2023
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	45257F200	CA45257F2008

Sincerely,

IMMUNOPRECISE ANTIBODIES LTD.